ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

22 February 2008

Director/PDMR Shareholding

Reed Elsevier received notification today that the following awards were granted to directors of Reed Elsevier PLC and Reed Elsevier NV on 21 February 2008:

(a)	Under the Reed Elsevier Group plc Share Option Scheme

Director	No. of Reed Elsevier	No. of Reed Elsevier	Exercisable
	PLC options granted	NV options granted	between
	at 627.50p per	at €12.21	—
	share	per share

Sir Crispin Davis	276,000	182,000	2011 – 2018

Mark Armour	144,000	94,000	2011 – 2018

Gerard van de Aast	134,000	89,000	2011 – 2018

Erik Engstrom	143,000	94,000	2011 – 2018

Andrew Prozes	145,000	96,000	2011 – 2018

Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 8% per annum compound growth in adjusted EPS expressed at constant exchange rates, during the three years following the grant. There is no re-testing of the performance condition.

PDMR	No. of Reed	No. of Reed	Exercisable
	Elsevier PLC	Elsevier NV options	between/ Vesting
	options granted at	granted at	date*
	627.50p per	€12.21per share/Nil	—
	share/Nil cost	cost restricted
	restricted shares	shares
	awarded*	awarded*

Ian Fraser	53,000	34,500	2011 – 2018

Nick Baker*	6,500*	4,200*	2011*

Mark Popolano*	9,400*	6,200*	2011*

* denotes an award of restricted shares under the Executive Share Option Scheme

(b) Under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme

	No. of Reed	No. of Reed
	Elsevier PLC nil	Elsevier NV nil
	cost conditional	cost conditional
Director	shares awarded	shares awarded	Vesting Date
Sir Crispin Davis	129,000	85,000	2011

Mark Armour	67,000	44,000	2011

Gerard van de Aast	64,000	42,000	2011

Erik Engstrom	68,500	45,000	2011

Andrew Prozes	68,000	44,500	2011

PDMR	No. of Reed Elsevier	No. of Reed Elsevier	Vesting Date
	PLC nil cost	NV nil cost	—
	conditional shares	conditional shares
	awarded	awarded

Nick Baker	24,300	16,000	2011

Ian Fraser	39,800	26,250	2011

Mark Popolano	25,750	17,000	2011

Vesting of the above award is subject to the achievement of 12% per annum averaged compound growth in adjusted earnings per share (EPS) at constant currencies of Reed Elsevier PLC and Reed Elsevier NV and the achievement of median total shareholder return (TSR) against a comparator group of seventeen media companies, over the three year performance period 2008-2010. The actual number of conditional shares that will vest will be determined by the Remuneration Committee, and in accordance with the Rules of the Scheme, by reference to the actual EPS and TSR performance over the three year performance period. No awards will vest if EPS is below 10% per annum. If EPS is 14% per annum and above and TSR is upper quartile and above, 189% of the award will vest.